

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via E-mail
Manuel E. Iglesias
Chief Executive Officer and President
Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, FL 33156

> **Re:** **Hygea Holdings Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 23, 2012**
> **File No. 333-174252**

Dear Mr. Iglesias:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1/A

Executive Compensation
Summary Compensation Table, page 38

1. Please revise your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2011. Please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 117.05.

Consolidated Financial Statements
Revenues, page F-8

2. Please explain to us why you recognize license revenue that covers a specified duration over the contract term while you recognize revenues for a perpetual license upfront. In so doing, describe your obligations beyond granting a license and explain

how your obligations differ between these license fee structures. Please also cite for us the authoritative accounting literature that you relied upon to recognize revenues from perpetual contracts in the period the license is granted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Ino at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Greenspan at (202) 551-3623 or me with any other questions.

Sincerely,

/s/ Daniel S. Greenspan for

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Stephen M. Fleming, Esq.
        Fleming PLLC
        49 Front Street, Suite 206
        Rockville Centre, New York 11570